EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

InFocus Corporation

We consent to the incorporation by reference in the registration statements (Nos. 333-15235, 333-53085, 333-41010, 333-41012, and 333-105800) on Form S-8 of InFocus Corporation of our report dated March 13, 2009, with respect to the consolidated balance sheets of InFocus Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of InFocus Corporation.

KPMG LLP

Portland, OR
March 13, 2009